FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, November 5, 2003

Press Release

SUEZ agrees sale of Nalco for USD 4.350 billion

SUEZ has just concluded according to schedule the sale of Nalco, its subsidiary specializing in chemical water treatment and industrial processes. The signing of a memorandum of understanding between SUEZ and a consortium composed of the Blackstone Group, Apollo Management L.P., and Goldman Sachs Capital Partners regarding this operation was announced September 4, 2003. The transaction values Nalco at USD 4.350 billion1.

The sale of Nalco is a strategic decision which:

–	is in line with the objectives of the SUEZ 2003-2004 action plan announced January 9, 2003, namely, to improve profitability and strengthen the Group’s financial structure.

–	reduces Group’s net debt.

–	improves SUEZ return on capital employed (ROCE): 9.1% ROCE for global businesses in 2002, excluding Nalco, to be compared with 8.6% ROCE for global businesses in 2002.

–	sharpens the Group structure.

Total disposals carried out since February 2003 have contributed EUR 10 billion to reducing SUEZ debt2. Therefore, already in 2003, the Group has achieved one of the principal goals of the Action Plan, namely, to reduce its net debt (which stood at EUR 28 billion at June 30, 2002) by one-third. Net debt came at EUR 16.5 billion, pro forma at June 30, 20033.

Following the transaction, Nalco will be accounted for under the equity method from 1st January 2003 until november, 5, 2003. Excluding Nalco, SUEZ 9 months revenues at September 30, 2003 were EUR 28.7 billion, up 4.4%, with an organic revenue growth of 8.4%.

SUEZ,(www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy – electricity and gas – and the Environment – water and waste services. In 2002, SUEZ generated revenues of EUR 40.218 billion (excluding energy trading). SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives, such as debt reimbursement maturities, operational profitability resulting in cost reductions level of investments and the impact of the Action Plan and the results. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:

France:	Financial analyst contacts:
Anne Liontas: 331 40 06 66 54	Arnaud Erbin: 331 40 06 64 89
Antoine Lenoir: 331 40 06 66 50	Bertrand Haas: 331 40 06 66 09
Belgium:
Guy Dellicour: 322 507 02 77

This press release is also available on the Internet: http://www.suez.com

1 i.e. USD 4.2 billion plus the assumption of certain leases.

2 Since the beginning of the year, SUEZ has disposed of non-strategic equity investments in AXA, Total, Vinci, SES, as well as the bulk of its investment in Fortis, a part of its investment in UMICORE, its stake in Cespa, along with 75% of Northumbrian Water Group, its stakes in Coditel and Codenet, communication assets in Belgium.

3 After Nalco and Cespa disposals

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November 5, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary